Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

August 16, 2005

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2004.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2004. These accounting policies have been applied consistently for the six months ended June 30, 2005.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company in the process of commercializing its patented Sonic generator technology in the environmental and other market sectors. The company is listed on the TSX Venture Exchange (SNV -TSXV).

Sonic’s business strategy is to develop and commercialize processes that utilize low frequency sonic energy generated by industrial scale sonic generators (hereinafter referred to as “Sonoprocess”). A Sonoprocess is a chemical, biological or physical process enhanced or enabled by sonic energy.

The Company has several Sonoprocess applications that have been developed to the proof-of-concept stage. Over the last three years Sonic has focused its energies on the commercialization of one particular Sonoprocess in order to validate the technology in the environmental sector. Sonic has developed a proprietary Sonoprocess to remediate Polychlorinated Biphenyl (PCB) contaminated soils (referred to hereinafter as the “PCB Sonoprocess”).

To date the Company has accomplished the following milestones towards the commercialization of its PCB Sonoprocess:

British Columbia Regulatory Approval - the Ministry of Water, Land, and Air Protection has confirmed that Sonic has successfully complied with the requirements of the Hazardous Waste Regulations under the Environmental Management Act for mobile waste treatment systems. This was achieved through an independently audited demonstration facility that showed the efficacy of the PCB Sonoprocess relative to all the regulations governing the delisting of sites contaminated with PCB.

Commercial Contract - Juker Holdings contracted with the Company for its first commercial cleanup contract of a PCB contaminated site in the Lower Mainland of British Columbia.

Full Scale Plant -– the Company engineered and constructed its first commercial full-scale, mobile PCB Sonoprocess facility and subsequently deployed it at the Juker Holdings contracted site.

Product Awareness - Company recognition has been built through coordinated advertising, trade shows and networking in the environmental industry in North America and Japan.

Sales & Marketing – the Company has made progress in establishing operating partners in North America, Europe and Asia. This strategy involves the use of direct sales and operations in Canada to be used as the basis for collaborative partnerships to deploy our PCB Sonoprocess.

The Company’s vision is to continue its role as the world leader in Sonoprocess. In order to carry out this vision management will:

Build on the strengths of its primary PCB Sonoprocess and its initial commercial success to create a vertically integrated environmental operating division in North America, including a USA subsidiary or joint venture.

Expand on an international level through the use of strategic operating partners and license agreements.

Seek and evaluate opportunities for acquisitions, joint ventures or partnerships in the environmental industry to accelerate the deployment of PCB S onoprocess facilities in North America.

Prioritize, develop and commercialize additional sonoprocesses based on the size of market opportunities and the added value to new business units in vertically integrated operations for these markets.

Sonic’s Board of Directors will monitor performance of management against the following criteria:

Growth of our North American operations in the environmental sector as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business.

Geographical market expansion of environmental sonoprocesses on a global scale through joint ventures, license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.

Development of further Sonoprocess business opportunities and strengthening of the Company’s intellectual property assets.

Sonic Environmental Solutions Inc. has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

Key experienced additions to meet the operational growth objectives of the Company.

Strengthening and expanding the technical and business advisory boards of the Company.

Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

Second Quarter Highlights

Sonic successfully completed deployment and assembly of all modules of its first commercial-scale mobile PCB Sonoprocess soil treatment facility to its first contracted project site in the Lower Mainland of British Columbia. The entire plant has been designed and built to ensure that all future on-site hook-ups will be easily facilitated when the plant is relocated. Commissioning of Sonic’s first commercial PCB Sonoprocess was successfully conducted and Sonic is continuing to treat PCB contaminated soil at this first commercial site.

The plant quickly achieved basic functionality levels which were followed by exhaustive system tests for Environmental Health and Safety (“EHS”) compliance. Sonic was granted an operating permit by the British Columbia Ministry of Water, Land and Air Protection, and an air emission permit by the Greater Vancouver Regional District. (Sonic achieved regulatory approval for both treatment efficacy and related emissions from the PCB Sonoprocess through our smaller scale demonstration facility, but our operating permits for both aspects require Sonic to submit and comply with an acceptable operating protocol for the full scale facility).

The final aspect of plant commissioning was performance testing in which the loading, heating, vapour recovery, PCB extraction, PCB destruction, and solvent recovery sub-systems were fully tested to achieve repeatable and predictable performance. Sonic was fortunate to have the cooperation of our client and was able to complete all of this plant commissioning at our client’s site. For accounting purposes the plant was considered operational when the first series of full load tests were started. As anticipated, at this stage, many system control and mass transfer issues between subsystems became apparent and Sonic has made operating changes to overcome these, including some component equipment changes (see Revenues and Operating Costs). Sonic has now successfully treated hundreds of tons of PCB contaminated soil.

Sonic participated and presented at several trade shows and conferences in the last quarter. Among them was the Americana Environmental Trade Show and Conference in Montreal during the first week of April followed by EnviroExpo in Boston in May where our CEO made a presentation on “Environmental Sonoprocess Applications” featuring our successful on-site treatment capabilities for cleaning up polychlorinated organic contamination in soils and oils. Sonic was also proud to be a sponsor of the first Canadian chapter (Ontario) of the National Brownfield Association as well as the International Brownfield Summit which was held in Niagara, Ontario in June. Sonic exhibited at the Summit and Adam Sumel, President & CEO, was invited to participate in a panel discussion where he reviewed British Columbia Brownfield redevelopment trends.

Members of Sonic’s management team traveled to Europe to further the possibilities for European investors, potential acquisitions, and possible joint ventures. Sonic signed a Memorandum of Understanding (“MOU”) with an established environmental remediation company in Eastern Europe. The MOU first calls for the completion of a preliminary business plan. With the rapidly evolving environmental regulations in this area and the need for cost-effective and environmentally sustainable solutions, this is a potentially attractive business opportunity for Sonic.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at June 30, 2005. For additional detail, see Note 9 to the interim financial statement for the six months ended June 30, 2005.

At June 30, 2005	Number Outstanding
Common shares	18,043,729
Options to Purchase Common Shares	2,652,000
Warrants to Purchase Common Shares	1,988,816

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the years ended December 31, 2004, December 31, 2003 and January 31, 2003. During 2003 the Company’s year end was changed from January 31st to December 31st.

	December 31,	December 31,	January 31,
	2004	2003	2003

Total revenues	$1,093,387	$87,225	-
Loss before discontinued
operations and extraordinary
items	$2,256,602	$1,178,505	$289,145
Per share and fully diluted	$0.14	$0.12	$0.07
Loss for the period	$2,256,602	$1,178,505	$289,145
Per share and fully diluted	$0.14	$0.12	$0.07
Total assets	$9,951,435	$8,282,676	$2,077,218
Total long-term financial liabilities	-	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2003 and 2004. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity losses were $2,256,602 (December 2003 - $1,178,505, January 2003 - $289,145). The Company received $2,306,687 upon the exercise of warrants during 2004. The increase in assets to $9,951,435 (December 2003 - $8,282,676) is attributable to the exercise of warrants and the continued investments in property, plant and equipment of $1,910,889, deferred development costs of $411,646 and patent costs of $67,443. The Company completed a $7.2 million private placement in October 2003. The increase in total assets to $8,282,676 (January 2003 -$2,077,218) is attributable to the financing, deferred development costs of $213,697 and acquisition of property, plant and equipment of $167,023.

Results of Operations

	Six months ended		Three months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
REVENUE	$592,264	$128,355	$312,232	$73,257
OPERATING COSTS	$631,726	$59,628	$383,343	$29,570
EXPENSES
Advertising	$80,841	$56,624	$51,430	$36,332
Automobile	$35,228	$28,534	$17,928	$15,626
Amortization	$66,099	$10,174	$44,317	$5,033
Amortization of deferred development costs	8,686	-	8,686	-
Bank charges and interest	$659	$1,349	$376	$678
Consulting fees	$2,600	$45,313	$2,600	$18,861
Insurance	$68,256	$46,526	$37,481	$32,489
Legal and accounting	$128,344	$102,903	$77,721	$61,985
Office, postage and printing	$49,772	$59,722	$26,537	$51,104
Rent	$91,617	$35,333	$45,784	$18,995
Research and development	$16,903	$30,980	$4,284	$9,895
Salaries and wages	$582,214	$225,766	$272,538	$121,583
Salaries and wages -stock compensation	$498,866	$235,279	$221,729	$173,817
Shareholder relations	$46,175	$18,226	$45,488	$15,812
Shareholder relations -stock compensation	$8,165	$14,343	$8,165	-
Telephone and utilities	$37,143	$22,174	$24,294	$13,922
Trade shows	$32,056	$28,910	$22,964	$16,180
Transfer agent, regulatory fees	$14,080	$12,405	$7,327	$6,512
Travel and promotion	$257,791	$51,478	$205,663	$41,489
TOTAL EXPENSES	$2,025,495	$1,026,039	$1,125,312	$640,313
Interest Income	$40,715	$76,832	$12,967	$25,697
LOSS FOR THE PERIOD	$2,024,242	$880,480	$1,183,456	$570,929

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues were attributable to its first commercial contract with Juker Holdings Ltd.

Revenues from PCB collection and disposal for the six months ended June 30, 2005 were $256,392 (2004 – $128,355). Revenue from the Juker site were $335,872 (2004 - $NIL). It is estimated that the loss, for accounting purposes, on the Juker Holdings Ltd. contract will be $151,435. As this loss is known and estimatable, the entire project projected loss has been recognized in the June 30, 2005 interim consolidated financial statements.

Sonic has now successfully treated hundreds of tons of PCB contaminated soil. Sonic’s accounting practices require the inclusion of all project related costs once the facility began operations. It is important to note that the project accounting for this first contract includes revenue concessions to compensate for the inconvenience to our client of the extended time on site for commissioning and marketing, and some one-time costs related to aspects such as plant optimization, staff training, establishment of regulatory protocols, systems improvements, and the showcase nature of this project. The major financial factors included in our project costs which are not considered typical of future projects and contracts are:

Mobilization and de-mobilization costs are absorbed by Sonic on this project to offset the negative aspects of Sonic being on-site through an extended assembly, testing and commissioning period for this first commercial plant;

Utilization of additional operating staff to assist with facility improvements and to ensure that we have a pool of trained operating personnel for future projects;

Completion of extensive testing for both compliance and emissions as part of our operating permit for the first deployment of the commercial scale facility; and

Disposal costs for excess treated soil due to the space constraints of the site.

Sonic now has sufficient operational experience to know that the actual PCB Sonoprocess treatment costs and processing rate are within the projected range, and prior to completion of the Juker contract, Sonic will complete several operating days under audit conditions to confirm this independently.

Sonic’s total expenses have increased in each fiscal period due to Sonic implementing its plan of operation to achieve commercialization and deployment of its PCB Sonoprocess technology. Sonic anticipates that its total expenses will continue to increase during 2005 as it continues commercialization and deployment of its Sonoprocess technology

General Expenses

The components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2005 over 2004 with increased emphasis placed on marketing to prospective clients. Sonic is no longer using the services of consulting firm Cavalcanti Hume Funfer Investor Relations Inc. (“Cavalcanti Hume”) effective July 15, 2005. Sonic has entered into an agreement with an independent consultant to provide us with investor and government relations at a monthly consulting fee of $4,000. Sonic has expanded its marketing efforts with the objective of increasing public awareness of Sonic and its technology. During the period, Sonic advertised in such publications as the Canadian Environmental Protection magazine and Hazmat Management magazine. In addition, Sonic hired translation consultants to prepare marketing material for Quebec as well as make a presentation at the Americana Environmental Trade Show in Montreal.

Sonic commissioned a Japanese firm to prepare a market study of an in depth review of the PCB treatment requirements for Japan. The study reviewed all existing and future regulations for PCB and dioxins in waste, soils and liquids as well as the summary of Japanese regulatory organizations responsible for PCB treatment.

Sonic plans to further increase its marketing efforts in 2005 as Sonic approaches commercial operations. Sonic’s objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer. Accordingly, Sonic anticipates that its advertising expenses will continue to increase during 2005.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses.

Sonic has entered into five vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance. Costs increased in 2005 compared to the 2004 as the Company entered into an additional vehicle lease during 2004.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs.

Sonic’s amortization expenses reflect the purchase of computer equipment, desks, general office equipment, and construction machinery and equipment. The Company moved its location during 2004 and hired additional personnel, which results in the amortization of additional furniture and computer workstations. During the second quarter, Sonic began amortization of the deferred development costs and the Commercial PCB Sonoprocess Facility. Amortization expenses will continue to increase in 2005 over 2004 as Sonic begins operations at its first commercial site.

Consulting Fees

Sonic’s consulting fees include consulting fees paid to outside parties for various services, including project management and regulatory approval services. Fees for 2004 include costs for obtaining permits and reviewing other applications of Sonic’s technology.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of costs reflects that Sonic now has additional office furniture and equipment and additional plant and equipment associated with its Demonstration and Commercial Facilities.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will increase as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises. These costs include general office supplies, stationery and printing.

Sonic’s office, postage and printing costs have increased in each period as a result of Sonic’s increased activity and the increased number of employees and consultants involved in Sonic’s business.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia and Contech’s facility in Richmond, British Columbia.

Rent will continue to increase in 2005 over 2004 with Sonic moving into new premises with lease payments effective January 1, 2005.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility, the associated supplies at this facility and development of future projects. Costs during 2004 were mainly attributable to Sonic’s proportionate contribution of the expenses under the CANMET collaboration agreement.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiary Contech. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2004 is attributable to the additional employees hired by the Company in 2004. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Sonic’s telephone and utility expenses have increased in each period consistent with the expansion of Sonic’s operations.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology.

The increase in travel and promotion is due to the increase in the number of Sonic’s executives and related travel and entertainment expenses. These expenses included travel for the review of potential business opportunities and company updates.

Interest Income

Sonic’s interest income is attributable to interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The decrease in interest income is attributable to lower cash balances than for the comparable period in 2004. The proceeds of previous private placement financings are presently held in cash pending expenditure of these amounts by Sonic on the construction of its Sonoprocess plants and the implementation of its plan of operations.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology. These losses will continue until Sonic commences commercial production on a profitable basis.

CHANGE IN ACCOUNTING POLICIES

Stock Based Compensation

The Company adopted the recommendation of CICA Handbook section 3870 “Stock-based compensation and other stock-based payments” on a prospective basis, as it relates to employee stock options. Section 3870 recommends that the fair value of stock-based compensation arrangements granted, modified, or settled after January 1, 2002 be recognized as stock based compensation expense in the income statement. Section 3870 must be adopted for years starting on January 1, 2004 and later unless companies choose to adopt the recommendations on a prospective basis for any employee options granted, modified, or settled after January 1, 2003.

The Company has recorded stock-based compensation expense of $498,866 (2004 - $235,279) during the period for directors, officers and employees.

The Company has recorded stock-based compensation expense of $8,165 (2004 - $14,343) during the period for shareholders relations and advertising activities.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

RELATED PARTY TRANSACITIONS

Deferred development costs include salaries of $Nil (2004 - $24,999) that were paid to a director and officer.

During the current period, salaries of $205,000 (2004 - $84,000) were paid or accrued to directors and officers.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of Company.

	Total revenues (including interest)	Loss for the period	Loss per share - basic	Loss per share - fully diluted
June 30, 2005	$312,232	$1,183,456	$0.07	$0.07
March 31, 2005	$307,780	$840,786	$0.05	$0.05
December 31, 2004	$774,836	$590,153	$0.03	$0.03
September 30, 2004	$285,523	$674,403	$0.04	$0.04
June 30, 2004	$69,384	$570,929	$0.04	$0.04
March 31, 2004	$106,233	$421,117	$0.03	$0.03
December 31, 2003 (two months)	$4,100	$426,935	$0.04	$0.04
October 31, 2003	$34,643	$329,243	$0.04	$0.04

The Company completed its acquisition of SESI Systems Inc. in December 2002. Sonic has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company’s policy of recording stock-based compensation expense has contributed to the increase in losses.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $2,978,890 at June 30, 2005, compared with $5,783,459 at December 31, 2004.

Cash and Cash Equivalents

Sonic had cash of $2,443,128 at June 30, 2005 compared to cash of $5,861,773 at December 31, 2004. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

Cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities during the second quarter was $1,294,149. Included in this amount is the renewal of the annual Environmental and Pollution insurance coverage and the Directors and Officers Liability coverage. Additional cash was used for operations as Sonic increased their inventory on hand with purchases of spare equipment parts and chemicals.

For the six months ended June 30, 2005, cash used in operating activities increased to $2,056,502, compared to $724,244 for the six months ended June 30, 2004.

Cash Used in Investing Activities

During the second quarter, cash used in Sonic’s investing activities totaled $390,692. Included in this amount is $273,556 towards the construction of Sonic’s Commercial PCB Sonoprocess Facility as well as $91,672 for machinery and equipment and $6,460 for computers.

Sonic used $2,096,437 of cash in investing activities during the six months ended June 30, 2005. Cash used in investing activities included the acquisition of $2,023,430 of property, plant and equipment. The assets acquired included $11,233 for computers and software, $26,440 for office furniture and equipment, $100 for office leasehold improvements, $305,076 for machinery and equipment and $1,704,469 towards the construction of its Commercial PCB Sonoprocess Facility. Included in this amount is ($23,888) of amortization for Plant One. Cash used in investing activities also included $41,558 of deferred development costs. Sonic capitalized $1,666 of patent maintenance costs and $936 of patent amortization costs. Cash used in investing activities is anticipated to increase during 2005.

Cash Generated by Financing Activities

Cash generated by financing activities during the second quarter totaled $487,894, all of which was attributable to the issuance of shares for cash. These share issuances were attributable to the exercise of previously outstanding warrants to purchase an aggregate of 230,219 common shares and previously outstanding options to purchase an aggregate of 25,500 shares.

For the six months ended June 30, 2005, Sonic generated $734,294 from financing activities, all of which was attributable to the issuance of shares for cash. These share issuances were attributable to the exercise of previously outstanding warrants to purchase an aggregate of 240,719 common shares and previously outstanding options to purchas e an aggregate of 195,500 shares.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At June 30, 2005, Sonic had 2,652,000 stock options and 1,988,816 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.66 per share. The outstanding warrants have a weighted average exercise price of $2.07 per share. Accordingly, as at June 30, 2005, the outstanding options and warrants represented a total of 4,640,816 shares issuable for a maximum of $8,553,719 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2005	$76,111
2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684

No other material commitments have been made to date.

Outlook

Sonic is well capitalized and firmly positioned to execute its business strategy. The business focus in 2005 remains the commercial success of the Company’s PCB Sonoprocess triggered by the growth of vertically integrated environmental operations in North America. The market for the clean-up of PCB contaminated sites is a niche global market with some of the highest treatment and disposal costs, which reflect the nature of PCB as one the of the worst persistent organic pollutants. Access to market opportunities can be accelerated through strategic relationships that the Company intends to pursue.

The management efforts of the Company will remain focused on aggressive growth of environmental operations, however, the technical development of the PCB Sonoprocess is fundamentally complete save for optimization and adaptation to the clean up of various chlorinated contaminants and different waste streams. The Company will therefore begin to focus its technology development efforts on new Sonoprocess opportunities.

Over the next year Sonic will focus on three key objectives:

The financial and operational success of vertically integrated environmental operations in North America based on our PCB Sonoprocess and an associated backlog of PCB cleanup contracts.

International license or joint venture earnings for our PCB Sonoprocess.

Technical and business validation of an additional Sonoprocess in a new market sector.

Business Risks

The risks associated with Sonic's business include:

Market Risk - Sonic’s business plan contemplates that Sonic meet revenue projections by entering into agreements to remediate PCB contaminated soil using its proprietary technology. Sonic has only secured one soil remediation contract to date, however, the Company employs experienced personnel for business development and marketing to obtain additional contracts for the Company.

Technical Risk - Sonic’s transportable PCB Sonoprocess facilities have not been proven to remediate commercial volumes of PCB contaminated soil at the rates projected and designed. Thus, there is a risk that Sonic’s plants will not be able to operate as anticipated in commercial applications with the result that Sonic may not be able to achieve anticipated revenues. Sonic, however, has recruited the services of engineering firms as well as in-house personnel to design, engineer, construct and deploy such facilities.

Financial Risk - If the costs of construction of Sonic’s Sonoprocess plants are substantially higher than anticipated, Sonic will have less capital with which to pursue its plan of operations. Similarly, if the costs of operating Sonic’s Sonoprocess plants are higher than anticipated, then Sonic’s operating costs will be increased and its profitability reduced. However, the Company has upgraded its accounting software and hired additional personnel for the monitoring of costs of the Company’s operations.

Insurance Risk - Sonic may be subject to liability for environmental damage in the course of carrying out PCB soil remediation activities. Sonic also faces potential liability in the event that its employees are exposed to contaminated materials. However, the Company has implemented a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks.

Regulatory Risk - Changes in environmental laws could increase the costs to Sonic of conducting soil remediation contracts or could result in the inability of Sonic to use its technology for soil remediation contracts, in which case, Sonic would experience decreased revenues and increased operating costs.

Management Risk - Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

This report, including the Management Discussion and Analysis, may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, changes in legislation by regulatory and governmental agencies, advancement in technologies and market acceptance of the Company’s products and services. Investors are also directed to consider the other risks and uncertainties discussed in the Company’s required financial statements and filings.